March 18, 2009

	U.S. Securities and Exchange Commission	BY EDGAR AND OVERNIGHT DELIVERY
100 F Street, N.E.
Washington, DC 20549
Attention:	Mr. H. Christopher Owings
Assistant Director

Re:	Gander Mountain Company
Form 10-K for the Fiscal Year Ended February 2, 2008
Filed May 2, 2008
Forms 10-Q for Quarters Ended May 3, August 2 and November 1, 2008
Filed June 17, September 16 and December 16, 2008
Definitive Proxy Statement filed on Schedule 14A
Filed May 13, 2008
File No. 0-50659

Ladies and Gentlemen:

On behalf of Gander Mountain Company (the “Company”), I am pleased to submit this response to the comments of the Staff on the above-referenced filings, as set forth in Mr. Owings’s letter to David C. Pratt dated March 5, 2009.

In addition to the Company’s responses set forth herein, the Company understands that it will need to consider the Staff’s comments in its future reports on 10-Q and 10-K and its future definitive proxy materials.  For convenience, the Staff’s consecutively numbered comments are set forth below, followed by the Company’s responses.

Pursuant to the Staff’s request, the Company hereby represents that (i) it is responsible for the adequacy and accuracy of the disclosure in the filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

FORM 10-K FOR FISCAL YEAR ENDED FEBRUARY 2, 2008

ITEM 7.  MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, PAGE 41

OFF-BALANCE SHEET ARRANGEMENTS, CONTRACTUAL OBLIGATIONS AND COMMITMENTS, PAGE 56

1.                                       COMMENT:  We reviewed your response to comment two in our letter dated January 16, 2009. Please disclose the basis for your computation of estimated interest payments on variable rate long-term debt.

RESPONSE:  The Company’s Term Note B is its only variable-rate, long-term debt obligation.  The computation of estimated interest payments on the Term Note B obligation included in the table in

180 East Fifth Street • Suite 1300 • St. Paul, MN  55101 • (651) 325-4300

Affirmative Action/Equal Opportunity Employer

Note 14 to the consolidated financial statements is based on the variable interest rate in effect at the end of the Company’s fiscal year.  The Company will state the basis for this computation in future filings.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, PAGE 69

NOTE 4.  GOODWILL AND INTANGIBLE ASSETS, PAGE 80

2.                                       COMMENT:  We reviewed your response to comment five in our letter dated January 16, 2009. Please consider adding a table that discloses the information required by paragraph 45c. of SFAS 142 in summarized form for the periods presented.

RESPONSE:  The Company notes the Staff’s comment and will add the requested table in summarized form in future filings (where applicable).  As there were changes in the Company’s goodwill and intangible asset accounts during fiscal year 2008, the Company will summarize the detail of this information in the table and reflect the breakdown of those changes between the Company’s two reporting units — retail and direct.

DEFINITIVE PROXY STATEMENT FILED ON SCHEDULE 14A

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE-IN-CONTROL, PAGE 21

3.                                       COMMENT:  We note your response to comment 16 in our letter dated January 16, 2009. Please confirm that you will provide an explanation similar to your response in your future filings.

RESPONSE:  The Company notes the Staff’s comment and will provide an explanation similar to the referenced response in future filings.

REVIEW, APPROVAL OR RATIFICATION OF RELATED PARTY TRANSACTIONS, PAGE 26

4.                                       COMMENT:  We note your response to comment 18 in our letter dated January 16, 2009. Please confirm that all material related person contracts have been filed as exhibits.

RESPONSE:  The Company confirms that all material related person contacts have been filed as exhibits.

If the Company can facilitate the Staff’s review of this letter, or if the Staff has any questions on any of the information set forth herein, please telephone me at (651) 325- 4629.  My fax number is (651) 325-2001.

Sincerely,

/s/ Robert J. Vold

Robert J. Vold
Senior Vice President and
Chief Financial Officer

cc:	Scott Anderegg, Staff Attorney, Securities and Exchange Commission
Ellie Bavaria, Special Counsel, Securities and Exchange Commission
Tony Watson, Accountant, Securities and Exchange Commission
Eric R. Jacobsen, Executive Vice President, General Counsel and Corporate Secretary, Gander Mountain Company
W. Morgan Burns, Partner, Faegre & Benson LLP
Jonathan R. Zimmerman, Partner, Faegre & Benson LLP
Anne B. Mootz, Partner, Ernst & Young LLP